155 Water Street, Brooklyn, NY 11201 ∎ (917) 503-9050 ∎ info@ketsal.com

November 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Jukebox Hits Vol. 1 LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted August 22, 2023

CIK No. 0001974755

Dear Mr. Holt,

On behalf of our client Jukebox Hits Vol. 1 LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s submission on October 5, 2023 of its Offering Statement on Form 1-A (the “Offering Statement”). In connection with this response to the issues raised in the Staff’s letter to the Company dated October 28, 2023 (the “Comment Letter”), the Company is contemporaneously filing via EDGAR an amendment to the Offering Statement (the “Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under each comment. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement. In general, and throughout the Amended Offering Statement, the Company relies on General Instruction III to Form 1-A to cross-reference sections within the Amended Offering Statement in order to avoid the repetition of information.

Also enclosed, for the convenience of the Staff, is a copy of the Amended Offering Statement which is now marked to show changes from the relevant portions of the Offering Statement.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 7, 2023

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General

1.

We note your response to comment 5. However, we also note your page 47 disclosure regarding Historical Royalties in which you state that “[t]his information is not independently verified by the Company and is not capable of being independently verified by the Company.” Therefore, please tell us how you determined you have a reasonable basis for the Historical Royalties information, and disclose any underlying assumptions. Relatedly, please tell us how you determined you have a reasonable basis for the Trailing Royalty Share Yield information on the Jukebox Platform and the Trailing Yield information in your Offering Circular.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it receives representations and warranties from the sellers of Income Interests regarding the accuracy of the historical royalty information. The Company has made clarifying edits to the Offering Circular regarding these representations and warranties that are contained in the asset purchase agreements pursuant to which the Income Interests will be acquired.

The Company further notes that the Trailing Royalty Share Yield information on the Jukebox Platform and the Trailing Yield information in the Offering Circular is the same information for each series of Royalty Shares and was calculated solely on the basis of (a) historical royalties information for 2022, which the Company has a reasonable basis for due to the representations and warranties it receives from the sellers of Income Interests, and (b) the maximum offering proceeds for each series of Royalty Shares, which is a number determined by the Company.

2.

Please revise your Offering Circular and/or the Administrative Services Agreement, as appropriate, to more clearly distinguish the services performed by the Manager for the Company, as compared to the services performed by Jukebox Co. for the Manager. In this regard, we note that your Offering Circular states that the Manager’s responsibilities for the Company include, in part, the administrative functions necessary for the Company’s day-to-day operations; financial and operational planning services; tax and accounting; and regulatory compliance and reporting. It appears such responsibilities are expected to be carried out by the Manager’s executive officers, which suggests that they would also be capable of carrying out the same responsibilities for the Manager itself. However, Exhibit A of the Administrative Services Agreement states that Jukebox Co.’s responsibilities for the Manager include “accounting, financial planning, regulatory compliance and filings and administrative regulatory services, and other related activities as necessary for Service Recipient [the Manager] to carry out its business, or otherwise as reasonably requested by Service Recipient from time to time.”

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Manager’s executive officers will be responsible for the above mentioned functions for both the Company and the Manager itself, however the Manager and its executive officers may rely on the assistance of Jukebox Co. to support these functions pursuant to the Administrative Services Agreement. The Company has revised the Administrative Services Agreement to clarify that the services to be provided by Jukebox Co. will be to assist the Manager which the functions described therein.

3.

Please revise your Offering Circular and/or the Administrative Services Agreement, as appropriate, to clarify what compensation is payable to Jukebox Co. (the Service Provider). In this regard, we note that your Offering Circular states that you reimburse the Manager for any out-of-pocket expenses paid to third parties in connection with providing services to you, including expenses

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 7, 2023

Page -3-

incurred by Jukebox Co. in the performance of services to the Manager under the Administrative Services Agreement. However, Exhibit B of the Administrative Services Agreement states that the Service Recipient shall pay to the Service Provider a fixed fee each month.

Response: The Company has revised the Offering Circular to clarify that the Manager’s out-of-pocket expenses that are reimbursed by the Company include the fixed fee that the Manager pays to Jukebox Co. under the Administrative Services Agreement.

Cover page

4.

We note your statement that “Purchasing Royalty Shares does not confer to the investor any ownership in the Company, the Trust, or the underlying music portfolio containing the Music Assets.” Please also indicate on the cover page that the Royalty Shares are unsecured limited obligations of the Company and that they do not have any voting rights.

Response: The Company has revised the cover page of the Offering Circular to reflect the fact that Royalty Shares are unsecured limited obligations of the Company and that they do not have any voting rights.

5.

Please revise your cover page to address the transfer restrictions on the royalty shares. We note your statement that “The Royalty Shares may only be transferred by operation of law or on a trading platform approved by the Company, such as the ATS, or with the prior written consent of the Company.”

Response: The Company has revised the cover page of the Offering Circular to reflect the transfer restrictions on the Royalty Shares.

Estimated Use of Proceeds, page 28

6.	Please revise here, and the Royalty Shares Offering Table section, to clarify that each of the Thacker Purchase Agreement and the Coda Purchase Agreement was not negotiated at arm’s length.

Response: The Company has revised the Estimated Use of Proceeds section and the Royalty Shares Offering Table to clarify that each of the Thacker Purchase Agreement and Coda Purchase Agreement was not negotiated at arm’s length.

7.

Please revise to clarify that the company will be acquiring a pro rata portion of the corresponding Income Interests for the Royalty Shares sold in the offering. If true, indicate that this is how the use of proceeds will be prioritized between the acquisition of Income Interests, in the form of Royalty Rights, for the different series of Royalty Shares. Also address the company’s plans if substantially less than the maximum proceeds are obtained and also if a de minimis amount of Royalty Shares are sold.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 7, 2023

Page -4-

Response: The Company has revised the Estimated Use of Proceeds section to clarify that, for each Royalty Share sold, the Company will acquire a pro rata portion of the Income Interests that correspond to such series of Royalty Shares, and that the Company will acquire only those Income Interests that correspond to the series of Royalty Shares that are sold. In addition, the Company has revised the Offering Circular, including the Estimated Use of Proceeds section, to explain that there is no minimum offering amount and that the Company will acquire a pro rata portion of the Income Interests pursuant to the Purchase Agreements that correspond to the series of Royalty Shares that are sold even if substantially less than the maximum offering amount for any series of Royalty Shares is raised or if only a de minimis amount of Royalty Shares of any series is sold.

Thacker Purchase Agreement, page 47

8.

We note your disclosure that Mr. Thacker has made a portion of his Income Interests in certain music assets available for purchase by the Company. However, it appears that the Royalty Shares overlying such music assets have been removed from your Offering Circular. Please revise or advise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has revised the Offering Circular to remove the Thacker Purchase Agreement and any Royalty Shares relating to music assets of Mr. Thacker’s.

Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

Very truly yours,

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner

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